EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (File No. 333-53600) on Form S-8 of MutualFirst Financial, Inc.'s 2000 Recognition and Retention Plan and 2000 Stock Option and Incentive Plan of our report dated February 4, 2005 of our audits of the consolidated financial statements of MutualFirst Financial, Inc as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and of our report dated March 25, 2005 on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports are included in MutualFirst Financial, Inc.'s amended annual report on Form 10-K/A for the year ended December 31, 2004.

/s/ BKD, LLP

Indianapolis, Indiana
June 7, 2005